EXHIBIT 11.1


    STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
        Calculation of Primary Earnings Per Common Share

              (in thousands, except per share data)



                                  Three Months          Six Months
                                 Ended June 30,       Ended June 30,
                              1996       1995      1996       1995
PRIMARY

Average shares outstanding  32,964     30,887    32,473     30,542

Net effect of dilutive stock
 options after
 application  of  the
 treasury stock method       2,225      1,429      2,377       846
       Total                35,189     32,316     34,850    31,388

      Net income           $ 6,607    $ 3,036    $12,963   $ 3,516

      Net income per share $   .19    $   .09    $   .37   $   .11